Levy & Boonshoft, P.C.
ATTORNEYS AT LAW
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Facsimile: (212) 751-6943

February 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Esq.

Re:	TNT Designs, Inc. Registration Statement Form SB-2, filed April 8, 2005 File No. 333-123941

Dear Mr. Pinkerton:

As you may recall, this firm serves as special securities counsel to TNT Designs, Inc. (“TNT”). Reference is made to the Commission’s comment letter dated January 18, 2006 relative to TNT’s Amendment No. 3 to its Registration Statement Form SB-2. In response to these comments, TNT has caused to be filed Amendment No. 4 to the Form SB-2, a redlined copy of which is enclosed with the original correspondence to show revisions to the filing. The purpose of this correspondence is to illustrate those changes to the Commission and provide explanation, where necessary. The items herein bear the same numbering as the Commission’s comment letter and revisions are underscored to show comparison.

Summary

The Offering, page 7

1.
We note your response to comment 1; however, your disclosure continues to indicate that selling shareholders may “offer the common stock in privately negotiated transactions or at a fixed price of $0.10 until our shares are quoted” on the OTC Bulletin Board. As such, we reissue our comment requesting that you revise to state that selling shareholders will offer the shares at a fixed price of $0.10 until the shares are quoted on the OTC Bulletin Board and thereafter at market prices or privately negotiated prices.

The Offering section of the Registration Statement has been revised accordingly on page 7 in addition to the description of such sales in the Plan of Distribution on page 17.

Securities and Exchange Commission
February 6, 2006

Description of Business, page 20

2.
We note your response to comment 3; however, your disclosure on page 9 in the “Risk Factors” section states that your “business and marketing strategy contemplates that we will earn a substantial portion of our revenues from sales commissions.” Please revise to address this apparent inconsistency. Further, please revise your Plan of Distribution to indicate that you will not receive commissions from Radico.

The Risk Factor concerning TNT’s operations was revised as follows:

TNT IS A DEVELOPMENT STAGE COMPANY WITH NO REVENUES TO DATE AND THERE CAN BE NO ASSURANCES THAT TNT WILL EVER BE SUCCESSFUL IN GENERATING REVENUE THROUGH OUR BUSINESS AND MARKETING STRATEGY.

We have no history of generating revenue and no assurances of ever developing revenues. We have been dependent upon funds received from a private placement of shares of our common stock as well as a loan from our sole officer and director to sustain our development activities to date. Our business and marketing strategy contemplates that we will earn a substantial portion of our revenues from the distribution of Radico’s products (See “Plan of Operation” herein). There is no assurance that TNT will be able to generate revenues from the distribution of Radico’s products or that the revenues generated will exceed the operating costs of our business. Customers may not accept our products due to fashion trends and other subjective factors beyond our control.

TNT has exclusive and non-transferable rights granted under the agreement. TNT will attempt to generate revenues by distributing Radico’s products to retailers at a markup to the prices Radico charges TNT for such goods. TNT will not receive any commissions from Radico as a result of such sales. Subject to certain preexisting relationships which Radico has with a single local retailer in New York, TNT is the only company authorized in New York State to import, market and distribute Radico products in the state for a period of five years, renewable for additional five year-periods upon expiration of the initial term. The agreement may be terminated by either party unilaterally upon three months notice. The agreement does not provide for any minimum shipment amounts; however, upon mutual agreement between TNT and Radico, TNT has undertaken to purchase a minimum quantity of products when placing an order. Based upon discussions with Radico, we believe that any order which covers the cost of shipping will be fulfilled by Radico. Nothing in the agreement prevents us from purchasing products from any other vendor or from development, marketing or distributing other fashion and beauty products.

Securities and Exchange Commission
February 6, 2006

Exclusive Distributorship and alliance Agreement, page 21

3.
Refer to comment 5. We refer to your disclosure in the first paragraph under this heading that describes the entity that has an existing relationship with Radico as a “distributor” that “may have more developed marketing strategies, sales forces and distribution channels,” than TNT. Since earlier in this paragraph you state that the retailer that has the existing relationship with Radico solely sells Radico’s products from a fixed retail location, it is not clear what the limits are to this entity’s ability to market and sell Radico’s products in New York. Please revise your disclosure for consistency.

This paragraph was revised as follows:

Exclusive Distributorship and Alliance Agreement

On September 22, 2004, TNT signed an exclusive distributorship and alliance agreement with Radico Export Import, Ltd., a corporation formed under the laws of India (“Radico”). The agreement provides us with an exclusive right to market and distribute Radico’s products in New York State. The consideration for this right was Radico’s ability thereby to potentially sell more of its products through a U.S. distribution channel, which is in line with Radico’s strategy of increasing export of its products in the United States. Radico has an existing relationship with a small, local retailer of Radico's products within New York State to sell Radico’s products at its retail location. While TNT’s agreement with Radico provides it the exclusive right to distribute Radico’s products to all new buyers through New York State, Radico is permitted to supply this retailer. While TNT does not intend to engage in any retail activities and intends to solely distribute Radico’s goods, and Radico will not permit this retailer to distribute Radico's goods or engage in sales anywhere but its retail location, as a result of Radico’s relationship with this retailer, we may not be able to fully achieve our business plan of distributing Radico’s goods in New York State. This other seller may have more developed marketing strategies and sales forces, enabling this retailer to more ably sell Radico’s products. TNT’s inability to distribute Radico’s products to other sellers may significantly impair TNT's ability to generate sales and revenues sufficient to sustain operations. TNT has permitted Radico to maintain this existing relationship, however all future distribution will be handled by TNT.

Report of Independent Registered Accounting Firm, page F-2

4.
We note your response to comment 7. Your response does not indicate that the Company will have sufficient cash to continue in operation for twelve months from the most recent audited balance sheet date as contemplated by AU Section 341. Given this, we remain unclear why your audit report does not include a going concern modification as required by SAS 59. If there are mitigating factors that preclude you from preparing the financial statements on a liquidation basis, these factors should be fully discussed in the plan of operation and in the notes to financial statements. If the Company has a viable plan to overcome its financial difficulties, such as the ability and intention of the sole officer and director to contribute additional capital, this plan must be prominently disclosed in accordance with FRR 607.02.

Securities and Exchange Commission
February 6, 2006

TNT’s Independent Registered Accounting Firm has revised its Report to include an opinion as to the ability of TNT to continue as a growing concern. In addition to the revisions to the Notes to the Financial Statements, the following revisions were made:

Prospectus Summary

TNT has incurred losses since inception. Anju Tandon is the sole officer, director and controlling stockholder. TNT has no other employees. TNT has not generated any revenue and our total accumulated deficit as of May 31, 2005 is the sum of $26,768. As a result of significant losses from operations, our Independent Auditors, in their report dated November 14, 2005, have expressed substantial doubt about our ability to continue as a going concern.

Risk Factors

TNT HAS YET TO ATTAIN PROFITABLE OPERATIONS AND BECAUSE TNT WILL NEED ADDITIONAL FINANCING TO FUND THE DEVELOPMENT OF BUSINESS, TNT MAY EXPERIENCE DIFFICULTY IN ITS EFFORTS TO CONTINUE AS A GOING CONCERN.

TNT has incurred a net loss of $27,772 for the period from February 17, 2004 (inception) to September 30, 2005, and has no revenues to date. The successful implementation of our business plan is dependent upon future profitable operations from the development of our business. Our financial statements included with this prospectus have been prepared assuming that TNT will continue as a going concern. A going concern paragraph has not been issued in that TNT currently has adequate cash on hand to fund our current monthly operating expenses for a period of five (5) months. However TNT may fail to remain a going concern should we seek to expand business operations and effectuate the TNT business plan as anticipated (See “Plan of Operation” herein) without additional financing. If TNT is not able to achieve revenues or obtain financing, then TNT may not be able to commence revenue generating operations or to continue as a going concern.

TNT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS STATED THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

Securities and Exchange Commission
February 6, 2006

In their report dated November 14, 2005 on our financial statements as of and for the year ended September 30, 2005, our independent registered public accounting firm stated that our significant losses from operations as of September 30, 2005 raised substantial doubt about our ability to continue as a going concern. Since September 30, 2005, we have continued to experience losses from operations. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. Our continued net operating losses and stockholders’ deficiency increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful. If working capital is not available, TNT may be unable to commence operations.

Plan of Operation

At November 30, 2005, TNT’s cash position was $5,205.31. At its current rate of expenditures, TNT will only have cash available to maintain purchases for approximately five (5) months. TNT Designs may also seek to obtain short-term loans from its director, although no such arrangement has been made. TNT does not have any arrangements in place for any future equity financing. TNT’s current cash requirements will be met by cash on hand and, if working capital funds are not available, TNT will suspend or limit business operations. As discussed above, our audited financial statements at September 30, 2005 expressed substantial doubt about our ability to continue as a “going concern”.

Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing, and strategic alliances. Such additional funds may not become available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. Through September 30, 2005, virtually all of our financing has been through private placements of common stock and loans by our executive officer. We intend to continue to fund operations from cash on-hand and through the similar sources of capital previously described for the foreseeable future. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. We believe that we will continue to incur net losses and negative cash flows from operating activities for the foreseeable future. Based on the resources available to us at September 30, 2005, we will need additional equity or debt financing to sustain our operations through 2006 and we will need additional financing thereafter until we can achieve profitability, if ever. These matters raise substantial doubt about our ability to continue as a going concern.

Securities and Exchange Commission
February 6, 2006

Item 28. Undertakings, page II-2

5.
Refer to comment 8. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005. Specifically, we refer you to Item 512(g) of Regulation S-B.

The undertaking was revised accordingly.

Should you have any questions or require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Levy & Boonshoft, P.C.

Levy & Boonshoft, P.C.